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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K


(Mark One)

         [ X ]    ANNUAL REPORT PURSUANT TO SECTION 15(d)
                  OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

                                       OR

         [  ]     TRANSITION REPORT PURSUANT TO SECTION 15(d)
                  OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM __________ TO __________

                          COMMISSION FILE NO. 005-44653

         A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                   AGRIUM U.S. 401(k) RETIREMENT SAVINGS PLAN
                         4582 S. Ulster St., Suite 1700
                                Denver, Colorado
                                      80238

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                   AGRIUM INC.
                          13131 Lake Fraser Drive S.E.
                                    Calgary,
                                     Alberta
                                     T2J 7E8
                                 (403) 225-7000


================================================================================

                                AGRIUM U.S. INC.
                         401(k) RETIREMENT SAVINGS PLAN

                 Financial Statements and Supplemental Schedule

                           December 31, 2002 and 2001

                   (With Independent Auditors' Report Thereon)

                                AGRIUM U.S. INC.
                         401(k) RETIREMENT SAVINGS PLAN



                                TABLE OF CONTENTS




                                                                            PAGE

Independent Auditors' Report                                                  1

Statements of Net Assets Available for Plan Benefits -
     December 31, 2002 and 2001                                               2

Statement of Changes in Net Assets Available for Plan Benefits -
     Year ended December 31, 2002                                             3

Notes to Financial Statements                                                 4

SUPPLEMENTAL SCHEDULE

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) -
     December 31, 2002                                                        9

                          INDEPENDENT AUDITORS' REPORT



The Pension Investment Committee
Agrium U.S., Inc. 401(k) Retirement Savings Plan:


We have audited the accompanying statements of net assets available for plan benefits of the Agrium U.S., Inc. 401(k) Retirement Savings Plan (the Plan) as of December 31, 2002 and 2001, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Agrium U.S., Inc. 401(k) Retirement Savings Plan as of December 31, 2002 and 2001, and the changes in net assets available for plan benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2002 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.





                                    KPMG LLP




Denver, Colorado
May 30, 2003

                                AGRIUM U.S. INC.
                         401(k) RETIREMENT SAVINGS PLAN
              Statements of Net Assets Available for Plan Benefits
                                As at December 31
                                 ( U.S. dollars)

                                                                   2002                2001
                                                               ------------         -----------
Investments, at fair value (note 5):
      Collective trust                                         $17,855,703          $14,614,409
      Mutual funds                                              17,522,762           18,889,281
      Common stock                                               3,843,819            4,262,108
      Participant loans                                          2,213,279            1,944,135
                                                               ------------         -----------
        Total investments                                       41,435,563           39,709,933
                                                               ------------         -----------

Receivables:
      Participant contributions                                     71,180               77,056
      Employer contributions                                        38,918               42,134
      Loan repayments                                               11,817               10,960
                                                               ------------         -----------
        Total receivables                                          121,915              130,150
                                                               ------------         -----------

        Net assets available for plan benefits                 $41,557,478          $39,840,083
                                                               ===========          ===========


See accompanying notes to financial statements

                                AGRIUM U.S. INC.
                         401(k) RETIREMENT SAVINGS PLAN
         Statement of Changes in Net Assets Available for Plan Benefits
                             Year ended December 31
                                 (U.S. dollars)


                                                                                         2002
                                                                                     ------------
ADDITIONS

Additions to net assets attributed to:
         Net realized and unrealized appreciation
            (depreciation) in fair value of investments                             $(4,187,222)
                                                                                     ------------
         Interest and dividends                                                       1,326,636
                                                                                     ------------
                                                                                     (2,860,586)
Contributions:
         Participants                                                                 6,148,282
         Employer                                                                     1,390,288
         Rollover                                                                       581,676
                                                                                     ------------
                                                                                      8,120,246
                                                                                     ------------
            Total additions                                                           5,259,659
                                                                                     ------------
DEDUCTIONS AND TRANSFERS

Deductions and transfers attributed to:
         Distributions paid to participants                                           3,363,111
         Other, net                                                                       7,992
                                                                                     ------------
            Total deductions                                                          3,371,103
                                                                                     ------------
Affiliated 401(k) Transfers                                                             171,161
                                                                                     ------------
NET INCREASE                                                                          1,717,396

Net assets available for plan benefits:
BEGINNING OF YEAR                                                                     39,840,083
                                                                                     ------------
END OF YEAR                                                                          $41,557,478
                                                                                     ============


See accompanying notes to financial statements

                                AGRIUM U.S. INC.
                         401(k) RETIREMENT SAVINGS PLAN
                           DECEMBER 31, 2002 AND 2001

                        NOTES TO THE FINANCIAL STATEMENTS

                                 (U.S. dollars)


1.     PLAN DESCRIPTION

       The following description of the Agrium U.S. Inc. 401(k) Retirement Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. The Plan Sponsor, Agrium U.S. Inc. (the Corporation), is a subsidiary of Agrium Inc. (Agrium).

       The Plan is a defined contribution plan established for the benefit of eligible employees of the Corporation. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

       (a)    CONTRIBUTIONS

              Participants under the Plan are required to contribute 1-1/2% of their annual compensation to the Plan, subject to defined limits. In addition, participants can elect to contribute up to an additional 16% of their annual compensation. The Corporation matches 50% of the first 5% of the employee's voluntary contributions. Individual participant contributions are subject to annual Internal Revenue Code limitations (2002 - greater than 50 years of age = $12,000 and less than 50 years of age = $11,000; 2001 - $10,500). In addition, an annual contribution is provided at the corporation's discretion and is allocated to participant account balances based on the ratio of each participant's annual compensation to the total annual compensation of all participants. Total contributions cannot exceed limits as defined by the Internal Revenue Code.

       (b)    PARTICIPANT ELIGIBILITY

              Employees of the Corporation are eligible to participate in the Plan if they are a regular, full-time, or job-share employee, not represented by a collective bargaining unit of the Corporation's participating subsidiaries or affiliated companies. Employees who are scheduled to work at least 1,000 hours each calendar year are also eligible to participate.

       (c)    VESTING

              Participants are immediately vested in their contributions, the Corporation's contributions, and actual earnings thereon.

       (d)    INVESTMENT OPTIONS

              Upon enrollment in the Plan, a participant may direct employee contributions in even multiples of 1% of the total participant's contribution in any of the following investment options:

              AGRIUM INC. COMMON STOCK - Funds are invested in the common stock of Agrium Inc.

              SEI STABLE ASSET GIC FUND - The fund invests primarily in a diversified portfolio of guaranteed investment contracts (GICs) issued by major life insurance companies and money center banks. The fund seeks to provide current income with the preservation of capital.

              SEI CORE FIXED INCOME FUND - The fund invests primarily in a broadly diversified portfolio of U.S. fixed income securities issued by the U.S. government and its agencies, along with investment



                                        4                            (Continued)

                                AGRIUM U.S. INC.
                         401(k) RETIREMENT SAVINGS PLAN
                           DECEMBER 31, 2002 AND 2001

                        NOTES TO THE FINANCIAL STATEMENTS

                                 (U.S. dollars)



              grade corporate bonds and mortgage-backed securities. The fund seeks to provide a broad level of diversification and current income in U.S. fixed income securities.

              SEI S&P 500 INDEX FUND - The fund invests primarily in common stocks that replicate the investment results of the Standard & Poor's 500 Composite Stock Price Index.

              SEI LARGE CAP VALUE FUND - The fund invests in large company stocks with a value style. The fund seeks to provide a broad level of diversification in large capitalization stocks in a risk-controlled framework, which includes stocks with value characteristics.

              SEI LARGE CAP GROWTH FUND - The fund invests in large company stocks with a growth style. The fund seeks to provide a broad level of diversification in large capitalization stocks in a risk-controlled framework, which includes stocks with growth characteristics.

              SEI SMALL CAP VALUE FUND - The fund invests in U.S. small company stocks with a value style. The fund seeks to provide a broad level of diversification in U.S. small capitalization stocks in a risk-controlled framework, which includes stocks with value characteristics.

              SEI SMALL CAP GROWTH FUND - The fund invests in U.S. small company stocks with a growth style. The fund seeks to provide a broad level of diversification in U.S. small capitalization stocks in a risk-controlled framework, which includes stocks with growth characteristics.

              SEI INTERNATIONAL EQUITY FUND - The fund seeks to provide a broad level of diversification in international equity securities in a risk-controlled framework by investing in equity securities of issuers in developed non-U.S. markets.

              SEI DIVERSIFIED CONSERVATIVE FUND - The fund includes significant allocations to fixed income funds and moderate allocations to equity funds. The fund seeks to provide current income with the opportunity for capital growth through participation in the U.S. and international equity markets.

              SEI DIVERSIFIED MODERATE GROWTH FUND - The fund invests in both equity and fixed income funds. The fund seeks to provide long-term growth of capital with a limited level of current income. Funds are invested 60% in equity, both U.S. and international, and 40% in fixed income funds.

              SEI DIVERSIFIED GLOBAL STOCK FUND - The fund invests almost exclusively in stock funds, and U.S. and non-U.S. equities. The fund may invest up to 39% of its total assets in international equity markets. The fund seeks long-term capital growth through participation in the U.S. and international equity markets.

              See note 5 for the detail of investments which exceeded 5% of net assets available for benefits as of December 31, 2002 and 2001.



                                        5                            (Continued)

                                AGRIUM U.S. INC.
                         401(k) RETIREMENT SAVINGS PLAN
                           DECEMBER 31, 2002 AND 2001

                        NOTES TO THE FINANCIAL STATEMENTS

                                 (U.S. dollars)


       (e)   ADMINISTRATIVE EXPENSES

              Although required by the Plan, the Corporation did not pay any administrative expenses of the Plan for the years ended December 31, 2002 and 2001, as agreed by the Plan's trustee. All other plan expenses incurred in these periods were paid directly from Plan Assets.

       (f)    PARTICIPANT LOANS

              Participants may borrow from their accounts a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loans must be repaid within five years. The loan interest rate is the prime rate plus 1% as published monthly in the Wall Street Journal. Principal and interest are paid through monthly payroll deductions. Loans outstanding as of December 31, 2002 and 2001 bear interest at rates ranging from 5.7% to 10.5% respectively.

       (g)    DISTRIBUTIONS

              Distributions from the Plan may be made to a participant upon death, total disability or termination of employment. Distributions are recorded when paid.

       (h)    PARTICIPANT ACCOUNTS

              Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contributions and (b) Plan earnings and losses, and charged with an allocation of administrative expenses. Allocations are based on participants earnings or account balances, as defined. The benefit a participant is entitled to is the benefit that can be provided from the participant's account.

2.     SIGNIFICANT ACCOUNTING POLICIES

       (a)    BASIS OF PRESENTATION

              The accompanying financial statements have been prepared using the accrual basis of accounting and present the net assets available for plan benefits and the changes in those net assets.

       (b)    USE OF ESTIMATES

              The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

       (c)    VALUATION OF INVESTMENTS

              Investments in collective trust funds, mutual funds, and common stocks are valued at fair value determined by the quoted market price. Participant loans are valued at the unpaid principal balance



                                        6                            (Continued)

                                AGRIUM U.S. INC.
                         401(k) RETIREMENT SAVINGS PLAN
                           DECEMBER 31, 2002 AND 2001

                        NOTES TO THE FINANCIAL STATEMENTS

                                 (U.S. dollars)


              which approximates fair value. Investment transactions are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

3.     INCOME TAXES

       The Internal Revenue Service has determined and informed the Corporation by a letter dated October 12, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Continued qualification of the Plan will depend on the operation of the Plan in compliance with IRS regulations.

4.     PLAN TERMINATION

       Although the Corporation has not expressed any intent to terminate the Plan, it retains the right under the Plan to terminate the Plan subject to the provisions of ERISA. The Plan provides that, upon termination of the Plan, net assets shall be allocated among its participants and beneficiaries in accordance with the provisions of the Plan.



                                        7                            (Continued)

                                AGRIUM U.S. INC.
                         401(k) RETIREMENT SAVINGS PLAN
                           DECEMBER 31, 2002 AND 2001

                        NOTES TO THE FINANCIAL STATEMENTS

                                 (U.S. dollars)


5.     INVESTMENTS

                                                                                                DECEMBER 31
                                                                                 -------------------------------------------
                                                                                        2002                   2001
                                                                                 --------------------   --------------------
      Investments representing 5% or more of net assets available for plan benefits:
            Agrium Inc. common stock                                             $      3,843,819              4,262,108
            SEI Stable Asset GIC Fund                                                  17,855,703             14,614,409
            SEI Large Cap Growth Fund                                                   6,762,156              9,497,406
            SEI Diversified Moderate Growth Fund                                        2,413,093              2,990,692
            SEI Core Fixed Income                                                       2,452,917              1,655,287
            Participant Loans                                                           2,213,279              1,944,135
                                                                                 --------------------   --------------------
                                                                                       35,540,968             34,964,037
                                                                                 --------------------   --------------------

      Investment securities less than 5% of net assets available for plan benefits:
            SEI S&P 500 Index Fund                                                      1,980,744              1,790,620
            SEI Large Cap Value Fund                                                    1,148,985                884,712
            SEI Small Cap Value Fund                                                    1,500,027                884,636
            SEI Small Cap Growth Fund                                                     546,480                533,582
            SEI International Equity Fund                                                 422,525                451,926
            SEI Diversified Conservative Fund                                             182,710                103,113
            SEI Diversified Global Stock Fund                                             113,124                 97,307
                                                                                 --------------------   --------------------
                                                                                        5,894,594              4,745,896
                                                                                 --------------------   --------------------
                    Total investments                                            $     41,435,563             39,709,933
                                                                                 ====================   ====================

       During 2002, the Plan's investments (including gains and losses in investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                  Mutual funds                                          (4,437,696)
                  Agrium Inc common stock                                  250,474
                                                                       -----------
                                                                        (4,187,222)
                                                                       ===========

6.     RISKS AND UNCERTAINTIES

       The Plan invests in mutual funds and other investments securities. Investments in general are exposed to various risks, such as significant world events, interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect the amounts reported in the Statement of Net Assets Available for Plan Benefits.

                                                                      SCHEDULE I

                                AGRIUM U.S. INC.
                         401(k) RETIREMENT SAVINGS PLAN
                Schedule of Assets (Held for Investment Purposes)
                             As at December 31, 2002
                        (amounts stated in U.S. dollars)

                         IDENTITY OF ISSUER AND
                        DESCRIPTION OF INVESTMENT                            CURRENT VALUE
--------------------------------------------------------------------------   --------------
Agrium Inc. Common Stock                                                      $ 3,843,819

SEI Diversified Global Stock Fund                                                 113,125

SEI Stable Asset GIC Fund                                                      17,855,703

SEI S&P 500 Index Fund                                                          1,980,744

SEI Large Cap Growth Fund                                                       6,762,156

SEI Diversified Moderate Growth Fund                                            2,413,093

SEI International Equity Fund                                                     422,525

SEI Small Cap Value Fund                                                        1,500,027

SEI Small Cap Growth Fund                                                         546,480

SEI Diversified Conservative Fund                                                 182,710

SEI Large Cap Value Fund                                                        1,148,985

SEI Core Fixed Income Fund                                                      2,452,917

Participant loans, bearing interest at rates ranging from 5.7% to 10.5%         2,213,279
                                                                              -----------

               Total assets held for investment purposes                      $41,435,563
                                                                              ===========

All investments are held by SEI Trust Company which is a party-in-interest. Agrium Inc. is the plan sponsor which is a party-in-interest.

     Note: information on cost of investments is excluded as all investments are participant directed.

See accompanying independent auditors' report.

                                    SIGNATURE



The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension Administrative Committee of the Agrium U.S. 401(k) Retirement Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



Dated: June 30, 2003                 Agrium U.S. 401(k) Retirement Savings Plan
                                     ------------------------------------------
                                                   (Name of Plan)



                                     By:
                                         ---------------------------------------
                                                  /s/ Bruce G. Waterman

                                INDEX TO EXHIBITS


EXHIBIT NUMBER    DESCRIPTION OF EXHIBITS
--------------    -----------------------

     1            Consent of KPMG,L.L.P.


     99.1         Certification of Chief Executive Officer Pursuant to 18 U.S.C.
                  Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002


     99.2 Certification of Senior Vice President, Finance & Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002